September 29, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney

Re:      LookSmart Group, Inc.

Registration Statement on Form 10-12G

Filed August 25, 2015

File No. 000-55440

Dear Mr. Crispino:

LookSmart Group, Inc. (the “Company”) hereby submits its response to questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 21, 2015 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10-12G. Accordingly, we have a filed an Amendment No. 1 to Form 10-12G.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment, with the Company’s responses being numbered to correspond to the Staff’s comments.

Item 15. Financial Statements and Exhibits

1. We note that your exhibit list only includes one material contract to be filed pursuant to Item 601(b)(10) of Regulation S-K. We also note that LookSmart, Ltd.’s exhibit list included 33 material contracts in its most recent annual report on Form 10-K. Please revise to include all material contracts required to be filed by Item 601(b)(10) or advise.

RESPONSE

The Company has reviewed the exhibit list on LookSmart Ltd.’s Form 10-K filed on March 17, 2015 for the fiscal year ended December 31, 2014. The Company considered whether each material contract identified therein would be assigned to and material for the Company. LookSmart Ltd. no longer does business with the counterparties under any of the thirty-three contracts nor does it have ongoing liabilities or obligations under the agreements; accordingly, such contracts have not been assigned to the Company and are not material to the Company, and as such will not be filed as exhibits.

Exhibit 2.2

2. Please tell us what consideration you have given to filing schedules or similar attachments to your assignment and assumption agreement. If you believe the schedules or similar attachments are not material, please file a revised agreement that contains a list that briefly identifies the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

RESPONSE

We have re-filed the Exhibit 2.2 to include the schedules requested.

Exhibit 99.1

Information Statement Cover Page, page 2

3. We note the statement on page 2 of your information statement that no vote of LookSmart, Ltd.’s stockholders is required and that stockholders are not being asked for a proxy and are requested not to send you a proxy in connection with the separation of LookSmart Group, Inc. from LookSmart, Ltd. Please reconcile this statement with the preliminary proxy statement filed by LookSmart, Ltd. and the Form F-4 filed by Pyxis Tankers on April 23, 2015. In those documents, it appears that the LookSmart, Ltd. shareholders are being asked to vote to approve the spin-off.

RESPONSE

We have reviewed the language on page 2 of the information statement, and clarified it to reflect the purpose of this information statement. This information statement is not intended to propose or form the basis for a vote of the Company’s shareholders. A separate proxy statement will be sent to the stockholders of LookSmart, Ltd. seeking their approval of the distribution of 100% of the shares of the Company’s common stock on a pro rata basis to LookSmart, Ltd.’s stockholders. Such proxy statement is part of the Form F-4 that has been jointly filed by Pyxis Tankers Inc. and LookSmart, Ltd. and commented on by the Commission.

4. Please provide us with an analysis of why you believe you are an emerging growth company. In this regard, we note that you are continuing the business of LookSmart, Ltd., which was not an emerging growth company. We may have further comments after we review your response.

RESPONSE

An “emerging growth company” is defined in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as an issuer with “total annual gross revenues” of less than $1,000,000,000 during its most recently completed fiscal year. The Commission has clarified that if the financial statements for the most recent year included in a registration statement are those of the predecessor of the issuer, the predecessor’s revenues should be used when determining if the issuer meets the definition of an emerging growth company. The Company has included its predecessor’s financial statements in the Form 10, and accordingly referred to such statements to see whether LookSmart, Ltd.’s gross revenue would have excluded it from the definition of “emerging growth company.” Because LookSmart, Ltd.’s gross revenue at the end of fiscal year 2014 was only $4,702,000, the Company takes the position that it is an “emerging growth company.”

Business Overview

Planned Separation, page 6

5. We note that your board of directors engaged Gruppo, Levey & Co. and Source Capital Group, Inc. to act as its financial advisors and that the advisors rendered an opinion that the separation, distribution and merger transactions were fair to LookSmart, Ltd.’s stockholders. Please tell us what consideration you have given to further summarizing the opinion in your information statement and filing it as an exhibit to your registration statement.

RESPONSE

We have enclosed the fairness opinion itself as an exhibit to the proxy statement jointly filed by LookSmart, Ltd. and Pyxis Tankers Inc. The proxy statement, which includes a summary of the opinion, requests the vote of the stockholders of the Company seeking their approval of the distribution of 100% of the shares of the Company’s common stock on a pro rata basis to LookSmart, Ltd.’s stockholders. We respectfully believe this is the appropriate place for the disclosure.

Risk Factors

Risks Related to the Separation and the Distribution

Transfer or assignment to us of some contracts and other assets may require…, page 13

6. We note that the transfer or assignment of some of the contracts and other assets in connection with the separation may require the consent of a third party to the transfer or assignment. Please disclose whether there are any material contracts or other assets that require the consent of a third party, and if so, whether you expect to obtain any such consent.

RESPONSE

No material contracts were assigned to the Company in connection with the separation. The transfer of the assigned assets did not require any third party consents.

Risks Related to Our Business, page 14

7. Please include a separate risk factor that discusses that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern. In particular, your disclosures should include a discussion of the amount of cash on hand and your burn rate. Make similar revisions to your liquidity disclosure within the MD&A section.

RESPONSE

We have amended the information statement to include a risk factor that our independent auditor has issued an opinion that raises substantial doubt about the Company’s ability to continue as a going concern. As requested, we have included a discussion of our cash on hand and the rate at which the Company spends cash on expenses per month in excess of revenue (the “Burn Rate”), generating a negative cash flow. We have made similar revisions to our liquidity disclosure within the MD&A Section.

Management

Board of Directors, page 65

8. For each director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

We have amended this section to include discussion requested on the specific experience, qualification, attributes or skills that led to the conclusion that the person should serve as a director. We note that Mr. Christian Chan will not serve as a director on the board of the Company, and we discuss this change in the section entitled “Questions and Answers About the Separation and Distribution.” This decision was made jointly by Group and Mr. Chan in view of cost savings on Director & Officer Insurance among other things, and was not due to any conflict between Mr. Chan and the management or directors of LS or Group, or any conflict involving LS’s or Group’s policies or plans, including the Separation and the Distribution.

Certain Relationships and Related Transactions, and Director Independence, page 68

9. Please revise to summarize the agreements you have entered into with LookSmart, Ltd. in connection with the separation, distribution and merger transactions. Additionally, we note that from December 2014 to March 2015, Snowy August Management LLC, a company affiliated with your chief executive officer, advanced to you funds in the aggregate amount of $750,000. Please discuss this transaction here and file any related agreements as exhibits. Refer to Items 404(d) and 601(b)(10) of Regulation S-K.

RESPONSE

We have revised the information statement to describe the assignment and assumption agreement with LookSmart, Ltd., and the loan arrangement between LookSmart, Ltd. and Snowy August Management LLC, which has been assumed by the Company. The loan was made by oral agreement, in order that LookSmart, Ltd. could secure working capital that it desperately needed at the time. The Company and Snowy August Management LLC have no current plan or schedule for repayment of the loan, although repayment will be contemplated in the future.

Should you have any questions regarding the foregoing, please do not hesitate to contact Arthur Marcus, Jay

Kaplowitz or Jennifer Rodriguez, counsel for the undersigned at (212) 930-9700.

Yours truly,

/s/ Michael Onghai

Michael Onghai

cc: Sichenzia Ross Friedman Ference LLP